As filed with the Securities and Exchange Commission on March 24, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

TURBOCHEF TECHNOLOGIES INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

900006 20 6

(CUSIP Number)

Reinaldo Pascual
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree Street
Suite 2400
Atlanta, Georgia 30308
(404) 815-2400

 (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      March 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63910B102	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James K. Price
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,137,545(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,137,545(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,137,545(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%(2)
14		TYPE OF REPORTING PERSON IN

(1) Includes 416,666 shares subject to currently exercisable options, a total of 1,709,279 shares received in pro rata distributions of shares of the Issuer’s common stock by OvenWorks, LLLP to its limited partners and 11,600 shares of common stock issued following the vesting of a portion of the 58,000 restricted stock units granted to Mr. Price on March 29, 2007.

(2) Based on 29,570,854 shares of common stock outstanding at March 1, 2008, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2007 and giving effect to the exercise of currently-exercisable options and restricted stock units subject to vesting within sixty days of such date, in each case, held by Mr. Price.

CUSIP No. 63910B102	Page 3 of 5 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D which was originally filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on February 1, 2007 and amended by the statement on Schedule 13D/A filed by the Reporting Person on October 18, 2007 (collectively, the “Statements”), with respect to the common stock, par value $0.01 per share, of TurboChef Technologies, Inc.  This Amendment No. 2 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

Item 3.    Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Reporting Person was granted restricted stock units for 58,000 shares of Common Stock of the Issuer on March 29, 2007 in his capacity as President and Chief Executive Officer of the Issuer, which vests ratably over a five year period beginning March 10, 2008 and each anniversary thereafter.  The 11,600 shares of Common Stock were issued to the Reporting Person on March 13, 2008.

Item 5.    Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b) Please see Items 7 through 11 and 13 of the cover sheet.

The Reporting Person beneficially owns 2,137,545 shares of Common Stock, which number includes: (a) 416,666 shares of Common Stock subject to currently exercisable options; (b) 592,918 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on August 9, 2005; (c) 593,809 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on January 23, 2007; (d) 522,552 shares of Common Stock received in a distribution by OvenWorks of shares of Common Stock to its limited partners on October 15, 2007; and (e) 11,600 shares of Common Stock issued on March 13, 2008 following the vesting of a portion of the 58,000 restricted stock units granted to the Reporting Person on March 29, 2007.  Such number of shares of Common Stock represents approximately 7.1% of the outstanding shares of Common Stock (based on 29,570,854 shares outstanding as of March 1, 2008 and giving effect to the exercise of currently-exercisable options and restricted stock units subject to vesting within sixty days of such date, in each case, held by the Reporting Person).

The Reporting Person has the sole power to vote and dispose of 1,720,879 shares of Common Stock, and upon exercise, the Reporting Person will have the sole power to vote and dispose of an additional 416,666 shares of Common Stock which are subject to currently exercisable options.

(c) On January 23, 2007 and October 15, 2007, OvenWorks effected a distribution of

CUSIP No. 63910B102	Page 4 of 5 Pages

3,601,580 and 3,169,390 shares of Common Stock to its limited partners, respectively, including the Reporting Person. The distribution was made pro rata to OvenWorks’ limited partners, and was made for no consideration.

    The Reporting Person was granted restricted stock units for 58,000 shares of Common Stock of the Issuer on March 29, 2007 in his capacity as President and Chief Executive Officer of the Issuer, which vests ratably over a five year period beginning March 10, 2008 and each anniversary thereafter.  The 11,600 shares of Common Stock were issued to the Reporting Person on March 13, 2008.

(d) and (e) Not applicable.

CUSIP No. 63910B102	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 24, 2008

/s/ James K. Price
James K. Price